UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (5,925,271)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	(189,358)
Stock-based compensation expense	138,447
Provision for deferred income taxes	(24,727)
(Increase) Decrease in Operating Assets:	
Financial Instruments	(11,846,165)
Receivable from clearing organizations	(489,123)
Fees and commissions receivable	85,060
Due from Parent — net	(665,037)
Other assets	(1,262)
Increase (Decrease) in Operating Liabilities:	
Accounts payable, accrued expenses and other liabilities	(868,401)
Total adjustments	(13,860,566)
Net cash used in operating activities	(19,785,837)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of furniture, equipment, and leasehold improvements	245,084
Net cash provided by investing activities	245,084
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Loan from Parent	(10,000,000)
Net cash used in financing activities	(10,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(29,540,753)
CASH AND CASH EQUIVALENTS — Beginning of year	31,292,387
CASH AND CASH EQUIVALENTS — End of year	$ 1,751,634
CASH PAID DURING THE YEAR FOR:	
Interest	$ 107,417
CASH RECEIVED DURING THE YEAR FOR:	
Income taxes	$ 2,791,525

See accompanying notes to financial statements.